GLOBAL corporate compliance

March 8, 2007

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Request for Financial Statements
2. Notice of the Meeting
3. Information Circular
4. Form of Proxy
5. Certificate re Dissemination to Shareholders

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl.

4/5

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

GLOBEL DIRECT, INC.

Request for Financial Statements

National Instruments 51-102 and 54-102 provide shareholders with the opportunity to elect annually to have their name added to the supplemental mailing list kept by us (or on our behalf) in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of Globel Direct, Inc. (the "Corporation"). These documents will be accessible under the Corporation's profile at www.sedar.com or at the Corporation's website www.globel.com. If you wish to receive any such mailings, please check the applicable box below:

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

GLOBEL DIRECT, INC.
1324 – 36th Avenue N.E.
Calgary, Alberta
T2E 8S1

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ______________

I confirm that I am the **BENEFICIAL** owner of ______________ common shares of the Corporation.

I confirm that I am the **REGISTERED** owner of ______________ common shares of the Corporation.

SIGNATURE
OF SHAREHOLDER: ______________________ DATE: ____________

82-5084

GLOBEL DIRECT, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting of the shareholders of Globel Direct, Inc. (the "Corporation") will be held at the Sheraton Cavalier Hotel located at 2620, 32nd Avenue NE Calgary, Alberta, on March 15, 2007 at 2:00 p.m. (Calgary time) for the purposes of:

(a) receiving and considering the audited financial statements of the Corporation for the year ended May 31, 2006, and the report of its auditors;

(b) electing the directors for the ensuing year;

(c) appointing auditors for the ensuing year and authorizing the directors to fix the auditor's remuneration;

(d) approving the Corporation's Stock Option Plan, as more particularly described in the accompanying Information Circular;

(e) transacting such other business as may properly come before the said meeting or any adjournment thereof.

DATED: February 14, 2007.

By Order of the Board of Directors

(Signed) *"James R. Richardson"*
James R. Richardson
President and Chief Executive Officer

If you are unable to be present at the meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY to CIBC Mellon Trust Company, #600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, by 4:00 p.m. (Calgary time) on the business day preceding the day of the meeting or any adjournment thereof.

R:\64000 - 64999\64930\NOTICE.doc

82-5084

GLOBEL DIRECT, INC.

INFORMATION CIRCULAR
(as at February 14, 2007)

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 15, 2007

PROXY SOLICITATION

PURPOSE OF SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by the management of Globel Direct, Inc. (the Corporation) for use at the annual and special meeting of common shareholders of the Corporation, to be held at the Sheraton Cavalier, located at 32nd Avenue N.E. and Barlow Trail, Calgary, Alberta on March 15, 2007 at 2:00 p.m. (Calgary time) or at any adjournment for the purposes set out in the accompanying notice of meeting (the "Meeting").

The cost of such solicitation will be borne by the Corporation and will be made primarily by mail. Directors and officers of the Corporation may without special compensation solicit proxies by telephone, facsimile or in person.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the Meeting other than the persons designated in the enclosed form of proxy, and may do so by inserting the name of the appointed representative in the blank space provided in the form of proxy.

A form of proxy will not be valid for the Meeting or any adjournment unless it is completed by the shareholder or by his attorney authorized in writing and received by CIBC Mellon Trust Company, #600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2A1, by 4:00 p.m. (Calgary time) on the business day preceding the meeting or any adjournment of the meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with CIBC Mellon Trust Company at any time up to and including the last business day preceding the date of the meeting or any adjournment at which the proxy is to be used, or by depositing the revocation of proxy with the chairman of such meeting on the day of the meeting, or any adjournment of the meeting.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the proxy form.

The person indicated in the accompanying proxy shall vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them.

In the event of a direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of:

1. **The election of the persons proposed to be nominated by management as directors; and**

2. **The appointment of Grant Thornton, Chartered Accountants, as auditors of the Corporation.**

Furthermore, in the absence of any direction to vote for or against, the shares will be voted by management appointees in favour of the approval of the Corporation's Stock Option Plan all as more specifically described in this Information Circular.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON INDICATED IN THE PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "NOTICE") AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of the Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

The information in this section is of significant importance to public shareholders of the Corporation since most public shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. If shares are listed in the account statement provided to the shareholder by a broker, then in almost all cases those shares will not be registered

in the shareholder's name. Such shares are more likely held under the name of the broker or a broker's agent clearinghouse. Applicable corporate law provides that Beneficial Shareholders may request that the Beneficial Shareholder or the Beneficial Shareholder's nominee be appointed as the proxy holder for such shares. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against motions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting shares for their clients.

The Corporation does not know whom the shares registered to CDS & Co. are held for. Therefore, Beneficial Shareholders cannot be recognized by the Corporation at the Meeting. In order to ensure that their shares are voted at the Meeting, Beneficial Shareholders should carefully follow the return instructions. Often, the form of proxy supplied to Beneficial Shareholders by their brokers is identical to that provided to registered shareholders, however, its purpose is limited to instructing the brokers/registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of the brokers now delegate the job of obtaining instructions from clients and voting shares according to their client's instructions to a corporation named Automatic Data Process Inc. ("ADP"). ADP typically applies a special sticker to the proxy forms produced by the Corporation, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return these proxy forms to ADP. ADP then tabulates the results of all instructions received and then votes the shares to be voted at the Meeting according to the instructions received. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

All references to shareholders in this Information Circular, the accompanying instrument of proxy and Notice are to shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Only the Common Shares of the Corporation are entitled to vote at the Meeting. As of the date of this Information Circular, 62,148,973 Common Shares without nominal or par value are issued and outstanding. Each Common Share entitles the holder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares of the Corporation.

The directors of the Corporation have fixed February 6, 2007, as the record date for determination of the persons entitled to receive notice of the Meeting. A shareholder of record as of the record date is entitled to vote his Common Shares except to the extent that he has transferred the ownership of any of his shares after the record date, and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that his name be included in the shareholder list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

INFORMATION CONCERNING THE CORPORATION

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of management of the Corporation, as of the date of this Information Circular, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting shares of the Corporation carrying more than ten percent (10%) of the voting rights attached to all shares of the Corporation except Daryl H. Gilbert who beneficially owns or has control over 14,274,693 shares which represents 22.97% of the outstanding shares of the Corporation and Roynat Capital Inc which owns 14,305,555 shares which represents 23.02% of the outstanding shares of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this section, "Named Executive Officer" means the Chief Executive Officer and the Chief Financial Officer of the Corporation and each of the Corporation's three (3) most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose salary and bonus, in the aggregate, exceeds $150,000.

For the year ended May 31, 2006, the Corporation had two (2) Named Executive Officers. The following table sets forth information concerning the total compensation paid by the Corporation to its Named Executive Officers for the fiscal years ended May 31, 2006, May 31, 2005 and May 31, 2004.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SAR's Granted (#)	Restrict Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)(2)
James R. Richardson President Chief Executive Officer and Director	May 2006 May 2005 May 2004	Nil Nil Nil	Nil Nil Nil	147,200(1) 138,867(1) 137,200(1)	1,250,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Leslie R. Byle Chief Financial Officer	May 2005 May 2004 May 2003	104,000 96,046 93,480	10,000 Nil Nil	7,200 7,200 7,200	1,000,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes: (1) Management services agreement with Crystal Capital Inc.

(2) The aggregate amount of all perquisites and other personal benefits as defined by applicable securities regulations was not greater than the lesser of $50,000 and 10 percent of the total annual salary and bonus of such Named Executive Officer for the financial year.

Long Term Incentive Plans (LTIP) Awards

The Corporation does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Stock Options/Stock Appreciation Rights ("SAR") Granted During the Most Recently Completed Financial Year

Name	Securities Under Options/SAR's Granted #	% of Total Options/SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
J. R. Richardson	1,250,000	29%	$0.10	$0.02	March 31, 2011
Leslie R. Byle	1,000,000	23%	$0.10	$0.02	March 31, 2011

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Year End Option/SAR Values

There were no options or SAR's exercised during the fiscal year ended May 31, 2006. The following table sets out the value of options/SAR's held by the Named Executive Officers of the Corporation.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [1] ($)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised in the Money Options at Fiscal Year-End[1] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Richardson President, CEO and Director	Nil	Nil	416,666	833,334	Nil	n/a
Leslie R. Byle Chief Financial Officer	Nil	Nil	333,333	666,667	Nil	n/a

Note: (1) Value in the third and fifth column is calculated based upon the difference between the exercise price of the options/SAR's and the market price as at exercise or May 31, 2006, respectively.

Option Repricings

The following table sets forth information regarding downward repricing of options held by any Named Executive Officers of the Corporation during the shorter of the 10 year period ending on the date of this Information Circular and the period during which the Corporation has been a reporting issuer.

Name	Date of Repricing	Securities Under Options/SAR's Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
James R. Richardson President and Chief Executive Officer and Director	December 12, 2000	86,000	$0.92	$3.00	$1.70	4.2 years
Leslie R. Byle Chief Financial Officer	December 12, 2000	60,000	$0.92	$3.00	$1.70	4.2 years

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as disclosed herein, the Corporation does not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Corporation's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Composition of the Compensation Committee

The Compensation Committee is comprised of all of the current directors of the Corporation of whom are promoters of the Corporation, and some of whom are executive officers of the Corporation, described as all duties generally required to be performed by the Vice President. See Election of Directors and Interest of Insiders in Material Transactions.

Report on Executive Compensation

The Compensation Committee recommended, and the Board of Directors approved, that effective for the fiscal year ended May 31, 2006 directors and officers of the Corporation will be compensated for any professional services rendered to the Corporation from time to time. Such service, if required, may include: management, consulting, legal, marketing, investor relations and corporate finance. Insiders of the Corporation will be compensated for providing such services as if they provided such services on an arm's length basis. All officers and directors are also remunerated by participation in Common Share issues and stock options, in order to tie a portion of the compensation to corporate performance and the achievement of growth in shareholder value.

Compensation to Directors

The Corporation does not have any arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date of this Information Circular. The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Corporation has a formalized stock option plan for the granting of incentive stock options to the directors, officers, key employees and consultants. The purpose of granting options pursuant to the stock option plan is to assist the Corporation in compensating, attracting, retaining and motivating the directors, officers, key employees and consultants of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

There were no stock options outstanding to those directors of the Corporation who are not executive officers at the most recently completed financial year.

AUDIT COMMITTEE

1. The Audit Committee Charter

The charter of the Audit Committee of Globel Direct, inc. is attached as **Schedule B** to this Information Circular.

2. Composition of the Audit Committee

The Committee consists of three members:

1. One is not considered to be independent:

   a. Daryl H. Gilbert, a Director

2. Two are considered to be independent:

   a. R. David Webster, a Director and
   b. Michael E. Goffin, a Director

All are considered to be financially literate.

3. Relevant Education and Experience

Daryl H. Gilbert, Director, holds a Bachelor of Science in Engineering and has had 26 years experience with financial statement analysis and interpretation, and as an officer and Director with publicly traded companies.

R. David Webster, holds a Bachelor of Applied Science (Mechanical Engineering) and has had 32 years experience with financial statement analysis and interpretation, and as an officer and Director with publicly traded companies.

Michael Goffin, holds a Certified General Accountant designation and a Bachelor of Arts degree in Economics and Environmental Management and has had 9 years experience with financial statement preparation, analysis and interpretation, and as an officer and Director of publicly traded companies.

4. Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year were any Committee's recommendations to nominate or compensate an external auditor not adopted by the Board.

5. Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on any exemption under Part 8 of Multilateral Instrument 52-110.

6. Pre-Approval Policies and Procedures

The Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

7. External Auditor Service Fees

The fees paid by the Corporation to its auditor in each of the last two fiscal years are:

Financial Year Ending	Audit Fees	Audited Related Fees	Separate Tax Fees
May 31, 2005	$64,073	nil	$11,100
May 31, 2006	$76,040	nil	$41,658

8. Venture Issuer Exemption

The Corporation, as a "Venture Issuer", is relying upon section 6.1 of Multilateral Instrument 52-110 exempting the Corporation from certain requirements relating to the composition of the audit committee requirements and reporting obligations.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the board of directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 25-101"), which came into effect for financial years ending on or after June 30, 2005, the Corporation is required to disclose its corporate governance practices as summarized below.

1. Board of Directors

The Board of the Corporation facilitates its exercising of independent supervision over the Corporation's management through meetings of the Board and both directly and indirectly through its committees.

R. David Webster and is an "independent" director in that he is independent and free from an interest, and any business or other relationship which could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholders.

J.R. Richardson is a member of management and is therefore not independent.

Michael E. Goffin, is employed by Quorum Funding Corporation, the holder of the Company's convertible debenture, and is therefore not independent.

Daryl H. Gilbert is related to members of management, and also a material shareholder, and therefore is not independent.

2. Directorship

Certain of the directors are presently directors in one or more other reporting issuers, as follows:

Name	Other Reporting Issuers
Daryl H. Gilbert	Kereco Energy Limited (TSX) AltaGas Income Trust (TSX) Canetic Energy Trust (TSX) MGM Energy Corp. (TSX) Nexstar Energy Ltd. (TSX-V) Zedi Solutions Inc. (TSX-V)
Michael E. Goffin	True North Corporation (TSX-V)
R. David Webster	None
J.R. Richardson	None

3. Orientation and Continuing Education

Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Corporation's business will be necessary and relevant to each new director. The Corporation provides continuing education to its directors as such need arises and encourages open discussion at all meetings which format encourages learning by the directors.

4. Ethical Business Conduct

The Corporation endeavours to select only people of the highest personal moral stature and expects them to follow a high ethical standard when exercising their authority or discretion in all of the Corporation's business dealings.

5. Nomination of Directors

The Board determines new nominees to the Board, although no formal process has been adopted.

6. Compensation

The directors are presently not compensated for their services.

A compensation committee is comprised of all the current directors of the Corporation.

7. Other Board Committees

There are presently no other committees of the Board.

8. Assessments

The Corporation is currently working on a plan for an annual review of the performance of every director and officer.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The directors, director nominees, officers and principal shareholders of the Corporation (and the known associates and affiliates of such persons) have had, or will have, no direct or indirect interest in any material transaction involving the Corporation since the commencement of the Corporation's last financial year or in any proposed material transaction.

PARTICULARS OF MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

A copy of the audited financial statements of the Corporation and the auditors' report for the year ended May 31, 2006, is included with this Information Circular.

ELECTION OF DIRECTORS

At the meeting it is proposed that four (4) directors be elected to serve until the next annual general meeting or until their successors are elected or appointed in accordance with the Business Corporations Act (Alberta) and the By-laws of the Corporation. There are presently four (4) directors of the Corporation.

The following table indicates the names of the four (4) nominees for directors, the date each such person first became a director (if applicable), the principal occupation of each such person and the number of Common Shares of the Corporation beneficially owned or controlled (directly or indirectly) by each such person as of

February 14, 2007. The information contained in this table as to the number of shares of the Corporation beneficially owned or controlled, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees. The board of directors is required to appoint an Audit Committee, the proposed members of which are indicated in the table.

Name, Municipality of Residence, and Date First Appointed a Director	Principal Occupation During the Past 5 Years	Common Shares Beneficially Held (2)
James R. Richardson Calgary, AB February, 1998	President and Chief Executive Officer of the Corporation since February, 1998. President of Crystal Capital Inc., a private consulting company, since 1992. Secretary-Treasurer of Security Mailing Inc. since 1996. President of Globel Enterprises Inc. from 1992 to December, 1999. President of Innovative Communications Ltd. since June, 1999, and Secretary of Gateway Data Solutions Inc. from March, 1999 to December, 1999.	2,681,684(3)
R. David Webster (1) Calgary, AB February, 1998	Manager of Corrosion and Integrity Services for Colt Engineering Corporation since January, 2000. Senior Vice-President of Corrpro Canada, Inc., a wholly-owned subsidiary of Corrpro Companies, Inc. (a publicly traded engineering company on the NYSE), from 1993 to December, 1999.	5,995,157(4)
Daryl H. Gilbert(1) Calgary, AB February, 1998	Currently President and CEO of Bondi Energy Limited since 1985. President and CEO of Gilbert Lautsen Jung Associates Ltd., a private oil & gas reservoir engineering company from 1979 to 2005. Director of Applied Terravision Systems Ltd., (a publicly traded software company) from 1997 to 2001. Currently Director of Kereco Energy Limited, AltaGas Income Trust, Canetic Energy Trust, MGM Energy Corp., Nexstar Energy Ltd., Zedi Solutions Inc.	14,274,693(5)
Michael E. Goffin(1) Toronto, ON November, 2005	Currently Senior Vice-President, Investments of Quorum Funding Corporation since 1997. Director of True North Corporation (a publicly traded company on TSX.V) since June, 2005.	Nil

Notes:

(1) Members of the Audit Committee.
(2) Does not include Common Shares obtainable upon the exercise of options.
(3) Includes 1,872,873 Common Shares held by Crystal Capital Inc., a private company controlled by Mr. Richardson. Also includes 23,310 Common Shares beneficially held by Mr. Richardson as a 33.3% owner of CDR Centre Ltd.
(4) Includes 5,976,857 Common Shares held by Allishar Holdings ltd., a private company controlled by Mr. Webster.
(5) Includes 9,622,222 Common Shares held by Bondi Energy Limited, a private company controlled by Mr. Gilbert.

APPOINTMENT OF AUDITORS

The management of the Corporation proposes to nominate the Corporation's existing auditors, Grant Thornton, Chartered Accountants, as auditor for the Corporation until the next annual general meeting of shareholders at a remuneration to be fixed by the directors. Grant Thornton, Chartered Accountants have been the auditors for the Corporation since their appointment effective June 16, 2003.

STOCK OPTION PLAN

As required by TSX Venture Exchange rules, management is requesting that shareholders provide their approval of the Corporation's stock option plan (the Plan). A copy of the Plan is attached to this Information Circular as **Schedule A**. Options granted pursuant to the Plan will not exceed a term of five years and are

granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's shares are listed for trading.

The number of common shares allocated to the Plan will be determined by the board of directors from time to time. The aggregate number of shares reserved for issuance under the Plan may not exceed 10 percent of the issued and outstanding shares. In addition, the aggregate number of shares so reserved for issuance in any 12 month period to any one person shall not exceed 5 percent, or to any one consultant or any one employee conducting investor relations activities shall not exceed 2 percent, of the issued and outstanding shares.

The Common Shares, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death.

The board of directors may from time to time make rules, regulations and amendments to the Plan. Should any rule, regulation or amendment materially differ from the provisions set out in this management information circular, the Corporation shall obtain the necessary regulatory or shareholder approvals.

The shareholders will be asked to consider and approve the following resolution:

> IT IS RESOLVED THAT, subject to any necessary regulatory approval, the Stock Option Plan in the form set out in **Schedule "A"** to the Information Circular of the Corporation in connection with the 2006 annual and special shareholder meeting be adopted and the same is approved.

OTHER BUSINESS

The management of the Corporation is not aware of any matters to come before the Meeting other than those set out in the Notice of Meeting. If other matters come before the Meeting it is the intention of the individuals named in the form of proxy to vote the same in accordance with their best judgment in such matters.

APPROVAL AND CERTIFICATION

The contents of this Information Circular, Proxy Statement, and the sending thereof have been approved by the board of directors of the Corporation.

This Information Circular constitutes full, true, and plain disclosure of all material facts relevant to the particular matters to be voted on by the shareholders.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED the 14th day of February, 2007.

Signed *"James R. Richardson"*
James R. Richardson
President and Chief Executive Officer

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Schedule A

GLOBEL DIRECT, INC.

STOCK OPTION PLAN (the "Plan")

1. Purpose of the Plan

The purpose of the Plan is to assist GLOBEL DIRECT, INC. (the "Corporation") in attracting, retaining and motivating directors, officers, key employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, key employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares of the Corporation.

2. Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are or become listed for trading and of any governmental authority or regulatory body to which the Corporation is subject.

3. Administration

The Plan shall be administered by the board of directors of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The board of directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it under this Plan to the Executive Committee or such other committee of directors of the Corporation as the board of directors may designate. Upon any such delegation the Executive Committee or other committee of directors, as the case may be, as well as the board of directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used in the context of this Plan "board of directors" shall be deemed to include the Executive Committee or other committee of directors acting on behalf of the board of directors.

4. Number of Shares Under Plan

A maximum number of common shares equal to 10% of the issued and outstanding common shares of the Corporation, from time to time, (the "Optioned Shares") shall be reserved, set aside and made available for issuance in accordance with the Plan provided that in no event shall options be granted in any 12 month period entitling:

(i) any one individual to purchase in excess of 5%;

(ii) any one consultant to purchase in excess of 2%; and

(iii) any one employee conducting investor relations activities to purchase in excess of 2%;

of the then outstanding shares in the Corporation. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

5. Eligibility

Options may be granted under the Plan to any person who is a Director, Employee, Consultant or Management Company Employee (as such terms are defined in the TSX Venture Exchange Policy 4.4) of the Corporation, or of its subsidiaries, as the board of directors may from time to time designate as a participant under the Plan, or, except in relation to Consultant Companies (as such term is defined in the TSX Venture Exchange Policy 4.4), may be granted to a corporation 100% beneficially owned by any of the above referenced persons, which control and ownership shall continue for as long as any part of the option granted under the Plan remains unexercised (a "Participant"). Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the board of directors. For all options granted under the Plan, the Corporation shall represent that the Participant, if not a Director, is either a bona fide Employee, Consultant or Management Company Employee, as the case may be (as such designations or terms are defined in the TSX Venture Exchange Policy 4.4).

6. Terms and Conditions

(a) Exercise Price

The exercise price to each Participant for each Optioned Share shall be as determined by the board of directors, but shall in no event be less than the market price of the common shares of the Corporation on the TSX Venture Exchange, or such other exchange on which the common shares are listed at the time of the grant of the option, less the maximum discount permitted under the policies of the TSX Venture Exchange or such other exchange on which the common shares are listed, or such other price as may be agreed to by the Corporation and approved by the TSX Venture Exchange or such other exchange on which the common shares are listed. In the event the Participant is an "Insider" of the Corporation (as such term is defined in the TSX Venture Exchange Policy 1.1), any reduction in the exercise price of any previously Optioned Share shall require disinterest shareholder approval as set out and described in the TSX Venture Exchange Policy 4.4.

(b) Option Agreement

All options shall be granted under the Plan by means of an agreement between the Corporation and each Participant (the "Option Agreement") in the form as may be approved by the board of directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any two directors or officers of the Corporation.

(c) Length of Grant

All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted.

(d) Non-Assignability of Options

Except as otherwise provided below, an option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant, other than by will or other testamentary instrument or the laws of succession, and may be exercisable during the lifetime of the Participant only by the Participant. Subject to the prior approval of the board of directors and each stock exchange on which the common shares of the Corporation are listed for trading, an Option Agreement may be

assigned by the Participant or the Participant's legal personal representative to a corporation controlled by the Participant and 100% beneficially owned by the Participant and his spouse or children, which control and ownership shall continue for as long as any part of the option granted under the Plan remains unexercised.

(e) Right to Postpone Exercise

Each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f) Exercise and Payment

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by a Participant the Corporation shall cause the transfer agent and registrar of the common shares of the Corporation to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g) Rights of Participants

The Participants shall have no rights as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

(h) Third Party Offer

If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an offer to purchase all of the common shares of the Corporation is made by a third party, the

Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfilment of any conditions or restrictions on such exercise.

(i) Alterations in Shares

In the event of a share dividend, share split, issuance of shares or instruments convertible into common shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the board of directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the board of directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the board of directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfilment of any conditions or restrictions on such exercise. All determinations of the board of directors under this paragraph 6(i) shall be full and final.

(j) Termination

Subject to paragraph 6(k), if a Participant is dismissed as an officer or key employee by the Corporation or by one of its subsidiaries for cause, or if the Corporation or one of its subsidiaries cancels or rescind for breach of contract the agreement pursuant to which the Participant was to provide consulting or related services, all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.

(k) Disability or Retirement

Notwithstanding paragraph 6(j), if a Participant ceases to be a director, officer, key employee or consultant of the Corporation or of one of its subsidiaries as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement at the normal retirement age prescribed by the Corporation pension plan;

(c) resignation; or

(d) such other circumstances as may be approved by the board of directors;

such Participant shall have the right for a period (the "Expiry Period") not exceeding 90 days from the date of ceasing to be a director, an officer, key employee or consultant (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be a director, an officer, key employee or consultant. Upon the expiration of such 90 days period (or such shorter period as provided for in the Option Agreement), unless already expired pursuant to the terms of the Option Agreement, all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan. In the event the Participant is engaged is engaged in "Investor Relations Activities" (as such term is defined in the TSX Venture Exchange Policy 1.1), the Expiry Period shall not exceed 30 days.

(l) Deceased Participant

In the event of the death of any Participant, the legal representatives of the deceased Participant shall have the right for a period as set out in the Option Agreement and not exceeding one year from the date of death of the deceased Participant (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the deceased Participant's option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death. Upon the

expiration of such period as provided for in the Option Agreement all unexercised option rights of the deceased Participant shall immediately terminate, notwithstanding the original term of the option granted to the deceased Participant under the Plan.

7. Amendment and Discontinuance of Plan

The board of directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

8. No Further Rights

Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any common shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

9. Compliance with Laws

The obligations of the Corporation to sell common shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

10. Gender

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

Schedule B

GLOBEL DIRECT, INC.

CHARTER OF THE AUDIT COMMITTEE

MANDATE OF THE COMMITTEE

The mandate of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Globel Direct, inc. (the "Company") is to oversee that "Management" has applied due diligence in creating and maintaining an effective risk management and control framework. This framework should provide reasonable assurance that the financial, operational and regulatory objectives of the Company are achieved and that the statutory responsibilities of the Board are discharged. The Committee fulfils its role on behalf of the Board, by overseeing:

1. the integrity of the Company's financial statements, financial information and accounting, financial reporting (including MD&A, as hereinafter defined) and auditing processes;

2. the external auditor's qualifications, independence and performance;

3. the Company's compliance with legal and regulatory requirements; and

4. risk management, management information systems, government legislation and external business of the Company.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, to determine that the Company's financial statements are complete, accurate and in accordance with generally accepted principles, or to certify the Company's financial statements. Management is responsible for preparing the Company's financial statements and the Company's external auditor is responsible for auditing the annual financial statements. The Committee shall, however, assist the Board in overseeing Management and ensure the external auditor fulfils their responsibilities in the Company's financial reporting process.

It is not the duty of the Committee to conduct investigations to assure the Company's compliance with laws, regulations or the Company's Code of Business Conduct and Ethics.

The Committee has the authority to obtain independent legal counsel and outside accounting and other advisors as deemed appropriate to perform its duties and responsibilities. The Company shall provide appropriate funding to compensate the external auditor and any advisors that the Committee chooses to engage. The Committee is authorized to communicate directly with the external auditor to discuss and review specific issues as necessary.

The Committee will primarily fulfil its responsibilities by carrying out the activities enumerated in the following sections of this Charter. The Committee will report regularly to the Board regarding the execution of its duties and responsibilities.

In fulfilling its mandate, the Committee shall:

Internal and Disclosure Controls

1. review the effectiveness and integrity of the Company's system of disclosure controls and system of internal controls regarding finance, accounting, compliance and ethics, that Management and the Board have established;

2. where the Committee considers it necessary and appropriate, set up and review an internal audit process and review any appointment or dismissal of senior internal audit personnel appointed in connection therewith;

3. review the evaluation of internal controls by the external auditor with Management and the Company's subsequent follow-up to any identified weaknesses;

4. review, in conjunction with the Corporate Governance Committee of the Board, the appointment of the Chief Financial Officer;

5. determine the appropriate resolution of conflicts of interest in respect of audit, finance and risk matters, properly directed to the Committee;

6. review with Management and the external auditor:

    a. in conjunction with the report of the external auditor, the Company's annual audited financial statements, including related footnotes and management's discussion and analysis of financial conditions and results of operations (MD&A), and quarterly financial statements,

    b. the significant accounting judgements and reporting principles, practices and procedures applied by the Company in preparing its financial statements including any newly adopted accounting policies,

    c. significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit,

    d. the co-operation received by the external auditor during the audit, including access to all requested records, data and information,

    e. any correspondence with regulatory or governmental authorities which raises material issues regarding the Company's financial statements or accounting policies, and

    f. any other matters not described above that are required to be communicated to the external auditors to the Committee pursuant to applicable law and regulation;

7. obtain an explanation from Management of all significant variances between comparative reporting periods. The committee shall review all financial statements prior to their presentation to the Board for approval;

8. review and recommend for approval by the Board, all documents to be publicly disclosed, prior to their release, which contain audited or unaudited financial information. Such documents include any prospectuses, interim unaudited financial statements, year end audited financial statements, the

annual report, the annual proxy circular, the annual information form, all press releases and disclosures made under MD&A;

9. review with Management the procedures that exist for the review of financial information extracted or derived from financial statements which is publicly disclosed by the Company other than in the documents listed in section 8 above and periodically, at least annually , assess the adequacy of those procedures, as required by Multilateral Instrument 52-110, section 2.3;

10. review with Management and the external auditor all off-balance sheet financing mechanisms being used by the Company, their risks and the clear disclosure of those risks and all other material financial risks to the Company's business;

11. discuss with the Company's General Counsel, at least annually, legal and regulatory matters that may have a material impact on the financial statements;

12. review with the Chief Financial Officer and the Chief Executive Officer of the Company; their respective disclosures made to the Committee during the certification process as required by Multilateral Instrument 52-109, including:

    a. any significant deficiencies or material weaknesses in the design or operation of internal controls,

    b. any fraud involving management or other employees who have a significant role in the Company's internal controls,

    c. any other obligations arising from certification, and

    d. any significant changes in the internal controls;

13. review with Management and the external auditor the Company's Code of Business Conduct and Ethics, and report to the Corporate Governance Committee in respect thereof;

14. establish and maintain procedures for:

    a. the receipt, retention and treatment of complaints received by the Company regarding the Company's accounting, internal accounting controls or auditing matters, and

    b. the confidential and anonymous submission by Company employees of concerns regarding questionable or auditing matters, and review all matters relating thereto; and

15. review with Management the details of all transactions between the Company and parties related to the Company.

<u>Oversight of the External Auditor</u>

1. recommend to the Board and to the Shareholders the nomination of the external auditor, who shall be a "Registered Public Accounting Firm" within the meaning of applicable securities legislation, for the purpose of preparing or issuing an auditor's report or performing other audit, review or attestation services for the Company;

2. review the qualifications and independence of the external auditor during the year;

3. maintain a clear understanding with the external auditor that it is to have an open and transparent relationship with the Committee and that is to report directly to the Committee;

4. provide a scheduled opportunity to meet with the external auditor for full, frank and timely discussions of all material issues, without Management present;

5. discuss with the external auditor the scope and timing of the audit work with particular reference to high risk areas or areas of Board concern;

6. inquire as to whether the audit partner receives compensation based on the audit partner procuring engagements to provide services other than audit, review or attest services to the Company;

7. review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of external auditor;

8. review all issues and documentation related to a change of external auditor, including information to be included in the Change of Auditor Notice and documentation called for under applicable national instruments, and the planned steps for an orderly transition period;

9. appropriately supervise and evaluate the performance of the external auditor and lead audit partner, and report conclusions to the Board;

10. review and approve the Company's hiring policies regarding partners, employees, former partners and former employees of the current and previous external auditors of the Company;

11. oversee the rotation of audit partners as required by applicable regulation and, in order to ensure continuing auditor independence, consider annually whether it is appropriate to adopt a policy of rotating the Company's external auditing firm on a regular basis;

12. pre-approve the nature of, and fees for, all audit, review, attestation and significant non-audit services provided by the external auditor, prior to engagement, and disclose such pre-approvals in accordance with applicable securities law;

13. consider the effect of significant non-audit engagements on the independence of the external auditor; and

14. provide to the external auditor any information and explanations, and access to records, documents, books, accounts and vouchers of the Company that are, in the opinion of the external auditor, necessary to make the examinations and reports required under legislation or regulation.

Oversight of Financial Reporting and Accounting Policies

1. review with Management and the external auditor significant financial reporting issues arising during the fiscal period and the methods of resolution;

2. prior to the issuance of the external auditor's report on the Company's financial statements, discuss the following with the external auditor:

   a. all critical accounting policies and practices applied in the financial statements,

   b. all alternative accounting and disclosure treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternate treatments and disclosures, and the treatment preferred by the external auditor, and

   c. other material written communications between the external auditor and Management, such as the post audit or management letter and schedule of unadjusted differences;

3. inquire of the external auditor as to the quality of the Company's accounting estimates, discussing significant judgments made in connection with the preparation of the financial statements;

4. review with Management any proposed changes in major accounting policies, the impact and clear disclosure of significant risks and uncertainties and key estimates and judgments of Management that may be material to financial reporting;

5. prepare such reports and letters or disclosure documents as are required to be prepared by the Committee under applicable securities legislation; and

6. review any notice received by the Committee with respect to an error or misstatement of which a director or officer becomes aware.

<u>Additional Duties and Responsibilities</u>

1. review the appointments of the Chief Financial Officer and any other key financial executives who are involved in the financial reporting process;

2. review derivative and hedging policies of the Company and make recommendations to the Board in respect of contracts, hedging agreements and other similar financial transactions;

3. review risk assessment and risk management policies. Such review should include the Company's major financial and accounting risk exposures, the steps management has undertaken to control them, and the clear disclosure of such material risks as part of the Company's continuous disclosure requirements; and

4. review the amount and terms of any insurance to be obtained or maintained by the Company, including insurance with respect to potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

<u>General</u>

1. The Committee shall review and assess annually the adequacy of this Charter and may recommend any proposed changes to the Board for approval.

2. To fulfil its responsibilities and duties the Committee may:

   a. Inspect any and all of the books, records and financial affairs of the Company, it's subsidiaries and affiliates; and

   b. Meet with any executive or employee of the Company with or without Management to review such accounts, records and other matters as any member of the Committee considers necessary and appropriate.

3. The Committee shall receive reports as required from the Board; Human Resources, Compensation, Environmental, Health and Safety, Operations and discuss with them issues of relevance;

4. The Committee shall review when deemed necessary by the Committee any of the financial affairs of the Company, its subsidiaries or affiliates and make recommendations to the Board, to the external auditor, or to Management, as appropriate;

5. The Committee shall report regularly to the Board through the Chair of the Committee or through such other person appointed by the Committee the conclusions reached and issues considered by the Committee;

6. The Committee shall perform any other activities consistent with this Charter as the Committee deems necessary or appropriate in order to carry out its mandate.

Composition of the Committee

1. The Committee shall be comprised of at least three directors.

2. At least one member of the Committee shall be independent, as defined under Multilateral Instrument 52-110.

3. At least one member of the Committee shall be financially literate, as defined under Multilateral Instrument 52-110.

4. At least half of the members of the Committee must be resident Canadians, as that term is defined in the *Business Corporations Act* (Alberta).

5. The Board shall appoint the members of the Committee at the first meeting of the Board following each Annual Meeting (AGM) of the shareholders of the Company.

6. The Board shall appoint one member of the Committee to be the Chair of the Committee.

7. A director appointed by the Board to the Committee shall be a member of the Committee until the next AGM or until his or her earlier resignation or removal by the Board. A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

8. The Board may remove or replace any member of the Committee at any time.

Meetings of the Committee

1. The Committee shall convene at such times and places designated by the Chair of the Committee, as determined necessary by the Board, a member of the Committee, the external auditor, or a senior officer of the Company.

2. Notice of each meeting of the Committee shall be given to each member and to the external auditor who shall be entitled to attend each meeting of the Committee.

3. Notice of a meeting of the Committee shall:

   a. Be in writing (which may be communicated by electronic facsimile or other communication facility);

   b. State the nature of business to be transacted at the meeting in reasonable detail;

   c. To the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

   d. Be given reasonable notice prior to the time stipulated for the meeting.

4. A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee.

5. A member of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at that meeting.

6. In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting.

7. Management of the Company may attend meetings of the Committee as deemed appropriate by the Committee and shall attend meetings of the Committee when requested to do so by the Committee.

8. Minutes shall be kept of all meetings of the Committee and shall be signed by the Chairman of the meeting. The minutes shall be maintained with the Company's records, shall include copies of all resolutions passed at each meeting and shall be available for review by members of the Committee, the Board, management and external auditor.

the Information Circular issued in connection with the meeting.

4. On any other matters that may properly come before the meeting in such a manner as the proxy may see fit.

If directed to vote on behalf of the undersigned, the management nominees named above shall vote the shares represented by this proxy in favour of the election of the directors and the appointment of the auditors, all as indicated in the Information Circular. Furthermore, in the absence of any direction to

... THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy form must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by such corporation, and must be received at the offices of CIBC Mellon Trust Company, #600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, by 4:00 p.m. (Calgary time) on the business day preceding the day of the meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and ratifies and confirms all that the person indicated above may do by virtue of this proxy.

DATED this ___ day of _________, 2007.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Shares Held

R:\64000 - 64999\64930\PROXY.doc

82-5084

GLOBEL
D • I • R • E • C • T

February 16, 2007

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Globel Direct, inc.

Annual and Special Shareholders Meeting to be held March 15, 2007.

We confirm that the following material was sent on today's date, by pre-paid mail to the registered shareholders:

1. Notice of Meeting & Information Circular including Audited Financial Statements and Management Discussion and Analysis for the years ended May 31, 2006 and 2005.
2. Instrument of Proxy
3. Supplemental Mailing List Return Card
4. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

Yours truly,

Leslie R. Byle, CGA
Chief Financial Officer
Globel Direct, inc.

END